Exhibit 99.1

AMERICAS GOLD AND SILVER PROVIDES POSITIVE EXPLORATION RESULTS AT THE GALENA COMPLEX AND COSALÁ OPERATIONS UPDATE
TORONTO, ONTARIO—October 22, 2020—Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), is pleased to provide an update on exploration drilling at its Galena Complex, 60% owned by Americas and 40% owned by Mr. Eric Sprott, and an update on the Cosalá Operations.
Highlights
●
At the Galena Complex, the first hole targeting the “triple point”, the intersection of the 175, 185 and Silver Veins crossed all three veins approximately 250 feet below current infrastructure and 250 feet above the expected convergence point.  Drilling of the second deeper hole has just commenced to pierce the projected convergence area.

o	Hole 55-153:	582 g/t silver and 30.7% lead (or 1,695 g/t AgEq1) over 2.2 meters[2] (185 Vein)
219 g/t silver and 9.5% lead (or 564 g/t AgEq) over 1.9 meters (175 Vein)
271 g/t silver and 2.3% lead (or 365 g/t AgEq) over 1.9 meters (Silver Vein)
●
Earlier drilling of the 360 Complex from the 4300 Level was an important contributor to the increase in the Mineral Resource as of June 30, 2020.  More recent drilling continues to impress with high grades and multiple new vein discoveries.

o	Holes 43-246 and 43-247 intersected 8 closely spaced, parallel veins including 4 newly discovered veins. These veins are close to existing infrastructure with good grades and minable widths with full assay results detailed in the 360 Complex section. Key intercepts from 43-246 and 43-247 include and hole 43-239 include:

o	Hole 43-246:	548 g/t silver and 18.9% lead (or 1,239 g/t AgEq) over 3.4 meters
o	Hole 43-247:	235 g/t silver and 19.7% lead (or 944 g/t AgEq) over 6.6 meters
o	Hole 43-239:	809 g/t silver and 37.2% lead (or 2,148 g/t AgEq) over 0.6 meters
●	Continued drilling of the 72 Vein area yielded more strong results and will be followed up from new drill stations in early 2021.
o	Hole 55-152:	1,783 g/t silver and 2.3% Cu (or 2,018 g/t AgEq) over 0.3 meters
●	Targeted Mineral Resource addition for the remainder of Phase 1 drilling through June 2021 is expected to be at least another 50 million ounces of silver.

“Galena Complex exploration results to date have been tremendous,” stated Americas President and CEO Darren Blasutti.  “As of June 30, the Company added 60% of the conceptual target silver ounces with approximately 33% of drilling completed.  We are excited to have multiple targets that are each generating significant intercepts that have the potential to add profitable ounces.  Given the success to date, we have added a third drill to accelerate drilling of the remaining 23,000 meters of the Phase 1 program.  Galena Complex geologists are already planning the Phase 2 program for the second half of 2021 which is expected to include high grade vein follow-up and potential discovery of new mine level and district level discoveries.”

1 AgEq was calculated using metal prices of $20.00/ oz silver, $3.00/lb copper and $1.05/lb lead
2 Meters represent “True Width” which is calculated for significant intercepts only and based on orientation axis of core across the estimated dip of the vein

Galena Complex Exploration
The current exploration program has budgeted approximately 39,000 meters of drilling with approximately 16,000 meters (or 41%) complete as of September 30th, 2020.  Based on the success to date, the Company added an additional in-house drill and now has a total of three drills exploring.  One drill will remain dedicated to the “triple point”, which represents the convergence of the 175, 185 and Silver Veins.  A second drill will continue to focus on the up-dip extension of the 360 Complex.  The third drill will begin exploration on the prospective East Coeur area.
A full table of drill results can be found at:  https://americas-gold.com/site/assets/files/4297/dr20201022.pdf
Figure 1: Galena Complex
Triple Point
The Company has commenced drilling from a newly developed drill station, DDS#1, targeting what has been described as the “triple point” where the high-grade 175, 185 and Silver Veins are projected to converge.  The first hole, 55-153 shown in Figure 2, intersected all three veins, close to each other, approximately 250 feet below the 5500 Level.  Based on the vein angles, the convergence point is expected approximately 250 feet below this current hole.
As shown in the Figure 2, many of the holes planned from DDS#1 are targeting the individual veins and not the convergence of the 175, 185 and Silver Veins.  Based on the orientation of the “triple point”, the Company anticipates that fully delineating this target will require establishment of another drill station further to the east, DDS#3 as shown in Figure 2.  This drill station requires an additional 120 meters of development which is expected to be completed by December 2020.

Figure 2: Triple Point Drilling
360 Complex
With drift repair and rail replacement complete on the 4300 Level, the Company has been able to drill the up-dip projection of the 360 Complex.  This area is readily accessible from existing infrastructure.  The Company anticipates the discoveries to date will quickly convert to minable tonnes.
Figure 3: 360 Complex drilling
Figure 3 includes only intercepts since June 30, 2020.

Key intercepts from recent drilling on the 4300 Level drilling include:
Hole	From (m)	To (m)	True Width (m)	Ag (g/t)	Pb (%)	Cu (%)	AgEq (g/t)
43-238	48.5	50.6	1.6	234	6.30	0.00	461
43-239	9.6	10.4	0.7	295	10.20	0.00	662
43-239	18.0	18.8	0.6	809	37.20	0.00	2,148
43-239	25.1	27.0	1.6	139	6.40	0.00	369
43-239	41.8	44.3	2.1	232	6.90	0.10	491
including	41.8	42.5	0.6	549	17.00	0.20	1,182
43-239	56.0	57.4	1.2	726	0.10	0.30	760
including	56.0	56.2	0.1	5074	0.10	2.20	5,304
43-242	11.1	13.7	1.6	185	7.80	0.00	466
43-243	0.8	4.0	1.9	261	8.90	0.00	581
43-243	122.3	124.0	1.4	149	10.00	0.10	519
including	123.4	123.7	0.2	507	31.60	0.30	1,675
43-243	127.3	129.8	2.0	347	12.30	0.00	790
including	128.7	129.0	0.2	1714	42.10	0.00	3,230
43-243	132.6	134.7	1.8	120	8.50	0.00	426
43-243	138.5	140.4	1.6	139	11.80	0.00	564
43-243	141.6	143.8	1.9	130	7.30	0.00	393
43-244	11.8	13.8	0.8	232	8.20	0.20	548
including	11.8	12.2	0.2	758	26.00	1.00	1,797
43-246	0.5	1.3	0.5	273	9.80	0.00	626
43-246	17.3	19.2	1.4	133	5.70	0.20	359
43-246	25.5	27.3	1.4	160	9.00	0.00	484
43-246	77.0	82.0	3.7	135	7.40	0.00	401
43-246	88.6	93.9	4.0	189	11.10	0.10	599
including	91.8	92.0	0.1	891	53.50	0.80	2,899
including	92.9	93.4	0.1	754	42.50	1.20	2,407
43-246	97.1	98.5	1.0	338	24.30	0.10	1,223
including	98.3	98.5	0.1	750	49.50	0.40	2,573
43-246	103.0	104.7	1.3	158	12.00	0.00	590
43-246	120.8	125.2	3.4	548	18.90	0.10	1,239
including	121.6	121.8	0.2	1591	59.90	0.60	3,809
including	123.5	123.9	0.3	946	25.20	0.10	1,863
43-246	126.4	128.8	1.8	174	11.90	0.00	602
43-246	132.0	134.7	2.1	191	12.90	0.00	655
43-247	0.6	1.5	0.7	318	12.00	0.00	750
43-247	15.1	18.0	2.3	170	10.10	0.20	554
43-247	21.0	23.8	2.1	103	6.10	0.00	323
43-247	72.9	76.5	2.4	370	7.70	0.30	678
including	75.2	75.4	0.2	3099	0.40	4.00	3,525
43-247	78.5	83.2	2.9	213	14.60	0.00	739
including	81.2	81.7	0.3	559	44.80	0.00	2,172
43-247	85.8	90.5	2.9	225	15.50	0.00	783
including	86.4	87.2	0.5	549	38.80	0.10	1,956
43-247	91.2	100.9	6.6	235	19.70	0.00	944
including	94.0	94.8	0.5	576	51.80	0.00	2,441
including	99.3	100.9	1.0	418	37.70	0.00	1,775
43-247	100.9	105.5	3.1	110	6.80	0.00	355
43-247	112.3	114.7	1.6	281	10.00	0.10	651
43-247	125.5	129.3	2.4	154	8.10	0.00	446

East Coeur
The East Coeur target occupies the area between Galena’s historically prolific West Argentine mining front and the Coeur mine.  The planned drill program will follow up on limited but encouraging historical data situated in an attractive rock package.  Previous drilling included 631 g/t silver over 2.1 meters in Hole 43-159 and 1,423 g/t silver over 2.2 meters in Hole 43-153.
Cosalá Operations
In February 2020, the Company announced that an illegal blockade was put in place at the Cosalá Operations by a group of individuals including a small minority of the Company’s hourly workforce.  As a result, the Cosalá Operations were put on care and maintenance.  The Company has made all possible efforts with the affected workers and the Mexican government to remove the illegal blockade in a safe and sustainable manner.  It was clear from the onset that the illegal blockade is unrelated to any alleged existing labour issue, but rather motivated by the self-interest of certain opportunistic individuals.  Throughout this ordeal, the Company has consistently been supportive of a workers right to freely associate including a democratic election to ratify legitimate union representation free from threats and intimidation.
In August 2020, the Company announced that the illegal blockade had been resolved to permit some Company personnel the opportunity to re-enter the mine operations.  This access has not been maintained.  With the re-opening of Mexican government offices in August, the Company’s employees were expected to vote in September 2020 for new union representation and did so on September 17.  In advance of the vote, there were a number of irregularities that came to light, which indicated that there could not be a fully democratic vote with freedom of association.
As a result, the Company does not believe there are conditions currently present to invest the required capital to re-start the Cosalá operations.  The Company continues to work with all legitimate stakeholders and remains hopeful that a resolution, consistent with the rule of law and featuring an election free from threats and intimidation, can be achieved so that operations can re-commence in the near term.
About Americas Gold and Silver Corporation
Americas Gold and Silver Corporation is a high-growth, precious metals mining company with multiple assets in North America.  The Company’s newest asset, the Relief Canyon mine in Nevada, USA, has poured first gold and is expected to ramp up to full production over the course of 2020.  The Company also owns the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA.  The Company holds the San Felipe development project in Sonora, Mexico.  For further information, please see SEDAR or www.americas-gold.com.
For more information:
Stefan Axell VP, Corporate Development & Communications Americas Gold and Silver Corporation 416-874-1708	Darren Blasutti President and CEO Americas Gold and Silver Corporation 416‐848‐9503

Qualified Persons
Niel de Bruin, Director of Geology, who is an employee of the Company and a “qualified person” under National Instrument 43-101, have approved the applicable contents of this news release.

Technical Information
The diamond drilling program used NQ-size core.  Americas standard QA/QC practices were utilized to ensure the integrity of the core and sample preparation at the Galena Complex through delivery of the samples to the assay lab.  The drill core was stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations.  Standards of certified reference materials, field duplicates and blanks were inserted as samples shipped with the core samples to the lab.
Analytical work was carried out by American Analytical Services Inc. (“AAS”) located in Osburn, Idaho.  AAS is an independent, ISO-17025 accredited laboratory.  Sample preparation includes a 30-gram pulp sample analyzed by atomic absorption spectrometry (“AA”) techniques to determine silver, copper, and lead, using aqua regia for pulp digestion.  Samples returning values over 514g/t Ag are re-assayed using fire-assay techniques for silver.  Additionally, samples returning values over 23% Pb are re-assayed using titration techniques.
Duplicate pulp samples were sent out quarterly to ALS Global, an independent, ISO-17025 accredited laboratory based in Reno, Nevada to perform an independent check analysis.  A conventional AA technique was used for the analysis of silver, copper and lead at ALS Global with the same industry standard procedures as those used by AAS.  The assay results listed in this report did not show any significant contamination during sample preparation or sample bias of analysis.

Cautionary Statement on Forward-Looking Information:
This news release contains “forward-looking information” within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated production rates and results for gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures, the Company’s construction, production, development plans and performance expectations at the Relief Canyon Mine, its ability to finance, develop and operate Relief Canyon, including the anticipated timing of commercial production at Relief Canyon, the anticipated increase in production levels realized by the return of the radial stacker, the Company’s liability for repairs relating to the previous stacker failure, pregnant solution grade and leach recovery levels and trends and the expected generation of meaningful sustainable free cash flow at Relief Canyon and the expected timing thereof.  Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information.  With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction, bring to production and operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry.  The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations.  The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operate.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC.  Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.